UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Comprehensive Care Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204620-20-7

(CUSIP Number)

Howard M. Jenkins

c/o

Comprehensive Care Corporation

3405 West Dr. Martin Luther King, Jr., Boulevard, Suite 101, Tampa, Florida, 33607, 813-288-4808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Filer’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204620-20-7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Howard M. Jenkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 21,714,285
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 21,714,285
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,714,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D/A

This constitutes Amendment No. 1 to the Statement on Schedule 13D dated June 10, 2009 (the “Statement”) relating to the common stock (the “Common Stock”) of Comprehensive Care Corporation, a Delaware corporation (the “Issuer”). Unless specifically amended or modified herein, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby restated in its entirety as follows:

The consideration given on January 20, 2009 to acquire 2,000,000 shares of the Issuer was 2,000,000 Class A common shares of Core Corporate Consulting Group, Inc. (“Core”), a privately held corporation incorporated in 2008 in Delaware with its principal office in Colesville, Maryland. As a shareholder of Core, the Reporting Person exchanged his Class A common shares for shares of the Issuer pursuant to a Merger Agreement between Core and the Issuer dated January 20, 2009 (the “Merger Agreement”).

The consideration given on February 25, 2009 to acquire an additional 6,000,000 shares of the Issuer was $1,500,000 paid from the personal funds of Mr. Jenkins.

On May 27, 2009, pursuant to a subscription agreement dated May 21, 2009, Mr. Jenkins paid $2,000,000 from personal funds to the Issuer for the right to receive 8,000,000 shares after the Issuer amended its Restated Certificate of Incorporation to increase its authorized common stock, which occurred on June 17, 2009.

On June 25, 2009, pursuant to a subscription agreement dated June 24, 2009, Mr. Jenkins purchased a Callable Convertible Promissory Note in the amount of $2,000,000 from the Issuer. The source of funds to acquire the Note was the personal funds of Mr. Jenkins.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby restated in its entirety as follows:

The Reporting Person acquired 2,000,000 shares of the Issuer’s Common Stock as a shareholder of Core pursuant to the Merger Agreement in connection with the transactions contemplated by the Merger Agreement. An additional 6,000,000 shares of Common Stock were acquired from the Issuer on February 25, 2009 in exchange for $1,500,000 in cash. The Reporting Person acquired 8,000,000 shares of Common Stock on June 19, 2009 in exchange for $2,000,000 paid to and received by the Issuer on May 27, 2009.

On June 25, 2009 the Reporting Person purchased a Callable Convertible Promissory Note in the amount of $2,000,000 from the Issuer. The Note matures June 24, 2010 (“Maturity Date”), and accrues interest at the rate of 10.0% per annum. At the Maturity Date, the principal plus the accrued interest will be mandatorily converted into the Company’s Common Stock at a conversion price of $0.35 per share. At any time prior to the Maturity Date of the Note, the Reporting Person may elect to convert the outstanding balance of the Note plus any accrued interest into shares of the Company’s Common Stock at $0.35 per share. On giving the Company 30 days notice, at any time after June 30, 2009 up to the Maturity Date of the Note, the Reporting Person may redeem all or part of the Note and will be entitled to receive the outstanding balance plus any accrued interest thereon calculated through the date of redemption. If the Reporting Persons were to convert the Note in full into Common Stock on June 24, 2009, 5,714,285 Common Stock shares would be issuable.

The Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of Issuer or its subsidiaries, or other transactions which might have the effect of causing Issuer’s Common Stock to cease to be listed on an exchange market or causing the Common Stock to become eligible for termination of registration under section 12(g) of the Act. The Reporting Person also retained the right to change his investment intent at any time, to acquire additional shares of Common Stock or other securities of Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by him (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	INTERESTS IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby restated in its entirety as follows:

(a)	Aggregate Beneficial Ownership: As of the date of this Schedule 13D, Mr. Jenkins beneficially owns 21,714,285 shares of Common Stock, which includes 16,000,000 shares owned directly and 5,714,285 shares owned beneficially through the assumed conversion of the aforementioned Note. Mr. Jenkin’s total beneficial ownership of shares as of June 30, 2009 represents 47.9% of all shares of Common Stock of the Issuer, including those shares issuable upon conversion of the Note. Applicable percentage of ownership is based on the sum of 39,639,089 common shares outstanding as of June 24, 2009 and 5,714,285 shares owned beneficially through the right to acquire Common Stock by conversion of the Note into common shares, as described in Item 3 herein, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. With the accrual of interest over time on the Note, the quantity of Common Stock obtainable through conversion of the Note will increase to a maximum of 6,285,714 shares.

(b)	Power to Vote and Dispose of Issuer Shares: Mr. Jenkins holds sole power to vote and dispose of the shares beneficially owned by him.

(c)	Transactions Effected During the Past 60 days: None.

(d)	Right of Others to Receive Dividends of Proceeds of Sale: Not Applicable.

(e)	Date Ceased to be Beneficial Owner of More Than Five Percent: Not Applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person is not party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended by adding the following at the end thereof:

Exhibit	Description

1	Merger Agreement dated January 20, 2009, incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K dated January 16, 2009 and filed on January 23, 2009.
10.1	Callable Convertible Promissory Note dated June 24, 2009 between Comprehensive Care Corporation and Howard Jenkins, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated June 24, 2009 and filed June 30, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 30, 2009
Date

/s/ Howard M. Jenkins
Signature

Howard M. Jenkins
Name/Title